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Hello to all of our old friends and our new friends.

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I'm Tanya and I'm Aurelio we're the owners of feathered serpent

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We first opened our doors back in 2019 in San Dimas California.

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And our mission was to share Chicano culture through craft beer.

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Shortly after we opened, we were forced to close like everyone else due to the pandemic.

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Luckily, our business survived and we opened back up in 2021.

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In late 2021, we were approached by the City of La Puente with a really great opportunity to be a part of their downtown revival.

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La Puente leadership felt that our culture and family and community driven mission was going to be perfect for the city.

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And we also agreed and we quickly secured the building for the new brewery and restaurant.

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Since the city first approached us until now, the economics of opening the brewery have changed tremendously.

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We are asking for your help to bring our vision to the community so we can open the brewery by summer.

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We are excited to be here in La Puente and look forward to being a staple for La Puente's community for generations to come.
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We look forward to seeing you here at Feathered Serpent Brewery.
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Cheers.